                  AGREEMENT FOR COOPERATIVE AND JOINT USE OF
            PERSONNEL, PROPERTY AND SERVICES BETWEEN THE EQUITABLE
               LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND
                       INTEGRITY LIFE INSURANCE COMPANY

   Agreement made as of the 15th day of March, 1985 between THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, a New York corporation (Equitable) and Integrity Life Insurance Company, an Arizona corporation (Integrity),

                                 Witnesseth:

   WHEREAS, Integrity is a wholly owned subsidiary of Equitable and desires to utilize Equitable's personnel, property and services in carrying out some of its corporate functions and Equitable is willing to furnish the same on the terms and conditions hereinafter set forth;

   NOW, THEREFORE, the parties do hereby mutually agree as follows:

   1. Equitable will furnish, or contract with any of its affiliates or subsidiaries for the furnishing of, as available, personnel, property and services, including advice and assistance with respect to investments, requested from time to time by Integrity to carry out its corporate functions.

   2. Integrity agrees to pay to Equitable those costs and expenses incurred by Equitable or any of its affiliates or subsidiaries which, as reasonably determined by Equitable and demonstrated to the reasonable satisfaction of Integrity, reflect the actual cost to Equitable or its affiliates or subsidiaries of furnishing such personnel, property and services.

   3. The books, accounts and records of Equitable and Integrity as to all transactions hereunder, shall be maintained so as to clearly and accurately disclose the nature and details of the transactions, including such accounting information as is necessary to support the reasonableness of the charges or fees herein.

   4. The term of this Agreement shall commence as of the date hereinabove indicated and continue until December 31, 1985, and thereafter shall be deemed to be renewed automatically, upon the same terms and conditions, for successive periods of one year each, until either party, at least 60 days prior to the expiration of the original term or of any extended term, shall give written notice to the other party of its intention not to renew the Agreement.

   5. It is understood that (a) Equitable, any of its affiliates or subsidiaries, will invest for their own account and may act as investment adviser for others and that Equitable or such others or persons or organizations affiliated with Equitable could have investment interests adverse to the interests of Integrity in the same or related investments, (b) Equitable is not obligated to make available to Integrity any particular investment opportunity which comes to Equitable or its subsidiaries or affiliates, regardless of whether such opportunity is consistent with the investment policies of Integrity; and (c) Integrity shall retain full control over its investment activities, and Equitable or any of its affiliates or subsidiaries shall have no power or authority by virtue of this Agreement, whether as agent or otherwise, to obligate or commit Integrity for the acquisition or disposition of any investment.

   6. No assignment of this Agreement shall be made by Equitable without the consent of Integrity.

   7. Subject to the foregoing Clause 6, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto.

   Dated: March 15, 1985
                                          THE EQUITABLE LIFE ASSURANCE
                                          SOCIETY OF THE UNITED STATES

                                          By Peter R. Wilde
                                          ________________________________

                                          INTEGRITY LIFE INSURANCE COMPANY

                                          By Franklin Maisano
                                          _________________________________